AAMES FINANCIAL CORPORATION
Basic and Diluted Net Loss Per Common Share				Exhibit 11
For the three and six months ended December 31, 2001 and 2000

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2001	2000	2001	2000
Basic net loss per common share:

Net income	$ 1,537,000	$ 1,011,000	$ 2,163,000	$ 1,704,000
Less: Accrued dividends on Series B, C and
D Convertible Preferred Stock	(4,382,000)	(3,254,000)	(8,705,000)	(6,416,000)
Basic net loss to common stockholders	$ (2,845,000)	$ (2,243,000)	$ (6,542,000)	$ (4,712,000)
Basic weighted average number of common
shares outstanding	6,402,000	6,211,000	6,334,000	6,211,000
Basic net loss per common share	$ (0.44)	$ (0.36)	$ (1.03)	$ (0.76)

Diluted net loss per common share:

Diluted net loss to common stockholders	$ (2,845,000)	$ (2,243,000)	$ (6,542,000)	$ (4,712,000)
Diluted weighted average number of
common shares outstanding	6,402,000	6,211,000	6,334,000	6,211,000

Diluted net loss per common share	$ (0.44)	$ (0.36)	$ (1.03)	$ (0.76)